August 1, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Coy Garrison, Special Counsel

Re:	Industrial Logistics Realty Trust Inc.

Post-Effective Amendment No. 1 to Registration Statement on Form S-11

Filed July 1, 2016

File No. 333-200594

Dear Mr. Garrison:

We have been authorized by Industrial Logistics Realty Trust Inc., a Maryland corporation (the “Company”) to provide the following response to your comment delivered orally to Alice Connaughton of Greenberg Traurig, LLP, regarding the Company’s filing of Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-11 (File No. 333-200594) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). For ease of review, your comment appears in bold with the Company’s response immediately following.

Comment:

With respect to the distribution fees payable on the sale of Class T shares and Class W shares, please indicate whether any ongoing services are required to be provided in order to receive the fees.

Response:

The Issuer advises that the distribution fee that is payable on the sale of Class T shares and Class W shares is additional underwriting compensation paid to the Company’s dealer manager with respect to the sale of Class T shares and Class W shares sold in the primary offering. All or a portion of the distribution fee may be reallowed or advanced to the participating broker dealers or servicing broker dealers whose clients purchased the shares. In addition, although broker dealers may provide a variety of ongoing services to their clients, there are no services that are contractually required in order to earn the distribution fees payable with respect to the Class T shares and Class W shares.

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If you have any questions about this letter or require any further information, please call me at 202-331-3169.

Mr. Coy Garrison

August 1, 2016

In connection with this response, the Company acknowledges that (i) should the Commission or its staff acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Greenberg Traurig, LLP

/s/ Alice L. Connaughton
Alice L. Connaughton
Shareholder

cc:	Dwight L. Merriman III, Industrial Logistics Realty Trust Inc.